# PnL 2024

| Profit and Loss | | |
|---|---|---|
| **MADE Finest From The Motherland** | | |
| **Date Range: 2024-01-01 to 2024-12-31** | | |
| **Report Type: Accrual (Paid & Unpaid)** | | |
| | | |
| **ACCOUNT NUMBER** | ACCOUNTS | Jan 01, 2024 to Dec 31, 2024 |
| | Income | |
| | Bank refund | $7.24 |
| | Total Income | $7.24 |
| | | |
| | Cost of Goods Sold | |
| | Purchase green coffee beans | $3,297.68 |
| | packaging | $176.39 |
| | Total Cost of Goods Sold | $3,474.07 |
| | | |
| | Gross Profit | -$3,466.83 |
| | | |
| | Operating Expenses | |
| | Bank Service Charges | $56.23 |
| | Business Licensing | $400.00 |
| | Computer – Hosting | $226.00 |
| | Office Supplies | $39.98 |
| | Personal Meal | $535.58 |
| | Vehicle – Fuel | $235.41 |
| | Vehicle – Repairs & Maintenance | $2,500.00 |
| | food-networking | $168.28 |
| | Total Operating Expenses | $4,161.48 |
| | | |
| | Net Profit | -$7,628.31 |

# Balance 2024

| Balance Sheet | | |
|---|---|---|
| **MADE Finest From The Motherland** | | |
| **As of 2024-12-31** | | |
| **Report Type: Accrual (Paid & Unpaid)** | | |
| | ACCOUNTS | Dec 31, 2024 |
| | Assets | |
| | Total Cash and Bank | $915.59 |
| | Total Other Current Assets | $0.00 |
| | Total Long-term Assets | $0.00 |
| | Total Assets | $915.59 |
| | Liabilities | |
| | Total Current Liabilities | $0.00 |
| | Total Long-term Liabilities | $0.00 |
| | Total Liabilities | $0.00 |
| | Equity | |
| | Total Other Equity | $10,432.00 |
| | Total Retained Earnings | -$9,516.41 |
| | Total Equity | $915.59 |

# Cashflow 2024

| Cash Flow | | |
|---|---|---|
| **MADE Finest From The Motherland** | | |
| **Date Range: 2024-01-01 to 2024-12-31** | | |
| | | |
| | CASH INFLOW AND OUTFLOW | Jan 01, 2024 to Dec 31, 2024 |
| | Operating Activities | |
| | Sales | $7.24 |
| | Purchases | -$7,635.55 |
| | Net Cash from Operating Activities | -$7,628.31 |
| | Investing Activities | |
| | Net Cash from Investing Activities | $0.00 |
| | Financing Activities | |
| | Owners and Shareholders | $8,000.57 |
| | Net Cash from Financing Activities | $8,000.57 |
| | OVERVIEW | |
| | Starting Balance | $543.33 |
| | Gross Cash Inflow | $10,451.47 |
| | Gross Cash Outflow | $10,079.21 |
| | Net Cash Change | $372.26 |
| | Ending Balance | $915.59 |